UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, DC  20549

                              FORM 11-K


(Mark One)

[  X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended August 31, 1998

                                  OR

[  ]     TRANSITION  REPORT  PURSUANT TO  SECTION  15(d)  OF  THE
         SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For    the   transition   period   from   _________  to ____________


                    Commission file number 0-20212


                ARROW INTERNATIONAL, INC. 401(k) PLAN
                       (full title of the plan)

                      Arrow International, Inc.
                           P. O. Box 12888
                     Reading, Pennsylvania  19612
          (Name of issuer of the securities held pursuant to
     the plan and the address of its principal executive offices)

  Registrant's telephone number, including area code (610) 378-0131

     Notices and communications from the Securities and Exchange
      Commission relative to this report should be forwarded to:

                          Frederick J. Hirt
                      Arrow International, Inc.
                           P. O. Box 12888
                     Reading, Pennsylvania  19612
                            (610) 378-0131



This  is the first of 21 pages.  The Index to Exhibit is on Page 20.

              ARROW INTERNATIONAL, INC. 401(k) PLAN

                        FINANCIAL REPORT

                         AUGUST 31, 1998

                         C O N T E N T S




[S]                                                             Page

                                                               [C]
INDEPENDENT AUDITOR'S REPORT
  ON THE FINANCIAL STATEMENTS AND
  SCHEDULES                                                    1

FINANCIAL STATEMENTS

  Statements of net assets available for benefits             2-5
  Statements of changes in net assets available for benefits  6-9
  Notes to financial statements                              10-13

SCHEDULES

  Schedule of assets held for investment purposes             14
  Schedule of reportable transactions                         15

                  INDEPENDENT AUDITOR'S REPORT




To the Plan Administrator
Arrow International, Inc. 401(k) Plan
Reading, Pennsylvania


        We have audited the accompanying statements of net assets available for benefits of Arrow International, Inc. 401(k) Plan as of August 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.


        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


       In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Arrow International, Inc. 401(k) Plan as of August 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.


       Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment and reportable transactions as of or for the year ended August 31, 1998, are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





Reading, Pennsylvania
December 11, 1998

ARROW INTERNATIONAL, INC. 401(k) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
August 31, 1998


                                                                 T. Rowe
                                       Arrow                       Price
                                    International,  Participant    Prime
                                     Inc. Stock       Loan        Reserve
                                       Fund           Fund         Fund

                                  ---------------------------------------

    ASSETS

Investments, at fair value:
 Short-term fund, T. Rowe Price
    Prime Reserve Fund              $      -  $          -      $2,522,388
 Balanced fund, T. Rowe Price
    Balanced Fund                          -             -               -
 Equity funds:
    T. Rowe Price Blue Chip Growth Fund    -             -               -
    Fidelity Retirement Growth Fund        -             -               -
    Fidelity Puritan Fund                  -             -               -
    T. Rowe Price International
       Stock Fund                          -             -               -
Arrow International, Inc.
     common stock                  1,622,753             -               -
Participant loans receivable               -     1,295,828               -
                                   ---------------------------------------
                                   1,622,753     1,295,828       2,522,388

Receivables:
 Accrued income                        3,046         6,823          10,387
 Employee contributions                  764             -             716
 Employer contributions                  204             -              89

Cash                                  22,460             -          41,786
                                  ----------------------------------------
      Total assets                 1,649,227     1,302,651       2,575,366

LIABILITY, due to broker              11,784             -              -
                                  ----------------------------------------
      NET ASSETS AVAILABLE
         FOR BENEFITS             $1,637,443     1,302,651       2,575,366
                                  ========================================

See Notes to Financial Statements.
                                  -2-

              T. Rowe                            T. Rowe
  T. Rowe      Price      Fidelity                Price
   Price     Blue Chip   Retirement  Fidelity  International Contribution
  Balanced    Growth       Growth    Puritan      Stock      Distribution
   Fund        Fund         Fund      Fund        Fund         Account     Total
--------------------------------------------------------------------------------

$       -  $       -   $      -   $       -  $       -  $      62   $2,522,450
 2,706,897         -          -           -          -          -    2,706,897

        -   7,243,898         -           -          -          -    7,243,898
        -          -   3,872,942          -          -          -    3,872,942
        -          -          -   4,304,248          -          -    4,304,248
        -          -          -           -    630,516          -      630,516
        -          -          -           -          -          -    1,622,753
        -          -          -           -          -          -    1,295,828
------------------------------------------------------------------------------
 2,706,897  7,243,898  3,872,942  4,304,248    630,516         62   24,199,532


    49,026         -          -           -          -          -       69,282
       839      3,961      2,438      1,710        530          -       10,958
       281        960        551        397        120          -        2,602

         -    528,251     26,718     38,432    112,030          -      769,677
------------------------------------------------------------------------------
 2,757,043  7,777,070  3,902,649  4,344,787    743,196         62   25,052,051

    27,384    451,652         -           -    108,686          -      599,506
------------------------------------------------------------------------------
$2,729,659 $7,325,418  $3,902,649 $4,344,787 $ 634,510  $      62  $24,452,545
==============================================================================

ARROW INTERNATIONAL, INC. 401(k) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (CONTINUED)
August 31, 1997

                                  Arrow                      Corestates
                               International,  Participant     Cash
                                Inc. Stock        Loan        Reserve
                                   Fund           Fund         Fund
                                ------------------------------------------
ASSETS

Investments, at fair value:
 Short-term fund, Corefund Cash
    Reserve Fund                $      -       $        -   $2,602,534
 Balanced fund, Corefund
    Balanced Fund                      -                -           -
 Equity funds:
    Corefund Growth Equity Fund        -                -           -
    Fidelity Retirement Growth Fund    -                -           -
    Fidelity Puritan Fund              -                -           -
    Corefund International Growth
      Equity Fund                      -                -           -
Arrow International, Inc.
    common stock                1,507,913               -           -
Participant loans receivable           -           949,218          -
                                --------------------------------------
                                1,507,913          949,218   2,602,534

Receivables:
 Accrued income                     2,291           18,470         194
 Employee contributions            57,144                -      38,280
 Employer contributions            18,606                -      13,900

Cash                                   -                 -      11,484
                                --------------------------------------
      Total assets              1,585,954          967,688   2,666,392

LIABILITY, due to broker            1,574                -           -
                                --------------------------------------
      NET ASSETS AVAILABLE
         FOR BENEFITS          $1,584,380        $ 967,688  $2,666,392
                               =======================================

See Notes to Financial Statements.



                                  -4-




                                               Corefund
              Corefund    Fidelity            Internationl
  Corefund     Growth    Retirement Fidelity    Growth
  Balanced     Equity     Growth    Puritan     Equity
    Fund        Fund       Fund       Fund       Fund       Total
--------------------------------------------------------------------

  $       -  $       -   $      -   $       -  $       -  $2,602,534
   2,430,305         -          -           -          -   2,430,305

          -   5,629,048         -           -          -   5,629,048
          -          -    3,366,078          -         -   3,366,078
          -          -          -    3,828,629          -  3,828,629
          -          -          -           -    405,292     405,292
          -          -          -           -          -   1,507,913
          -          -          -           -          -     949,218
---------------------------------------------------------------------
   2,430,305  5,629,048   3,366,078  3,828,629   405,292  20,719,017


         285         -          -           -          -      21,240
      33,756    94,532     77,271      83,928     15,996     400,907
      11,772    25,445     21,825      25,110      3,402     120,060

         22         30         34          17         11      11,598
--------------------------------------------------------------------
  2,476,140  5,749,055   3,465,208  3,937,684    424,701  21,272,822

          -          -          -           -          -       1,574
--------------------------------------------------------------------
 $2,476,140 $5,749,055  $3,465,208 $3,937,684  $ 424,701 $21,271,248
====================================================================

ARROW INTERNATIONAL, INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended August 31, 1998

                                                               T. Rowe
                                   Arrow                        Price
                                International,  Participant     Prime
                                  Inc. Stock      Loan         Reserve
                                    Fund          Fund          Fund
                                ---------------------------------------

Investment income:
 Net realized and unrealized
    appreciation (depreciation)
      in fair value of
       investments             $  (189,374)      $       -      $      -
 Interest and dividends             12,064          98,780        133,816
Contributions:
 Employee                          333,663               -        255,094
 Employer                          114,295               -         83,245
Transfer between funds            (213,285)        295,628        369,997
                                -----------------------------------------
    Total additions                 57,363         394,408        842,152
                                -----------------------------------------
Distributions paid to participants       -          50,705        931,767
Administrative expenses, net         4,300           8,740          1,411
                                -----------------------------------------
      Total deductions               4,300          59,445        933,178
                                -----------------------------------------
      Net increase (decrease)       53,063         334,963        (91,026)

Net assets available for benefits:
 Beginning of year               1,584,380         967,688      2,666,392
                                -----------------------------------------
 End of year                    $1,637,443      $1,302,651  $   2,575,366
                                =========================================

See Notes to Financial Statements.


                               -6-


              T. Rowe                           T. Rowe
  T. Rowe      Price     Fidelity                Price
   Price     Blue Chip   Retirement  Fidelity  International Contribution/
 Balanced     Growth      Growth      Puritan     Stock      Distribution
   Fund        Fund        Fund        Fund       Fund         Account    Total
--------------------------------------------------------------------------------


 $ 128,007  $ 413,293  $(602,459)  $(113,001)  $(20,603)  $      -  $ (384,137)
   183,167    442,266    649,432     349,394     22,435         67   1,891,421

   269,614    803,339    633,097     628,158    102,661         -    3,025,626
    89,807    246,124    184,669     191,673     29,934                939,747
  (417,070)  (328,657)  (418,383)   (639,249)    75,382  1,275,637          -
-----------------------------------------------------------------------------
   253,525  1,576,365    446,356     416,975    209,809  1,275,704   5,472,657
-----------------------------------------------------------------------------
       -          -          -           -           -   1,275,342   2,257,814
         6          2      8,915       9,872         -         300      33,546
------------------------------------------------------------------------------
         6          2      8,915       9,872         -   1,275,642   2,291,360
------------------------------------------------------------------------------
   253,519  1,576,363    437,441     407,103     209,809        62   3,181,297

 2,476,140  5,749,055   3,465,208  3,937,684     424,701        -   21,271,248
------------------------------------------------------------------------------
$2,729,659 $7,325,418  $3,902,649 $4,344,787  $  634,510 $      62 $24,452,545
===============================================================================

ARROW INTERNATIONAL, INC. 401(K) PLAN
STATEMENT OF CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS (CONTINUED) Year Ended August 31, 1997

                               Arrow                       Corefund
                             International,  Participant     Cash
                              Inc. Stock        Loan        Reserve
                                 Fund           Fund         Fund
                             ---------------------------------------

Investment income:
 Net realized and unrealized
    appreciation (depreciation)
      in fair value of
        investments          $  87,781     $      -     $        -
 Interest and dividends          9,377        63,893        121,846
Contributions:
 Employee                      459,491            -         297,305
 Employer                      151,631            -         111,101
Transfer between funds          (5,375)      375,252        455,401
Transfer in from Kontron Plan       -        135,893        725,134
                            ---------------------------------------
    Total additions            702,905       575,038      1,710,787
                            ---------------------------------------
Distributions paid to
 participants                   18,500        12,016        661,005
Administrative expenses, net     2,778         1,404          1,640
                            ---------------------------------------
      Total deductions          21,278        13,420        662,645
                            ---------------------------------------
      Net increase             681,627       561,618      1,048,142

Net assets available for benefits:
 Beginning of year             902,753       406,070      1,618,250
                            ---------------------------------------
 End of year               $ 1,584,380    $  967,688     $2,666,392
                            =======================================



See Notes to Financial Statements.

                                   -8-

                                      Corefund
              Corefund    Fidelity  International
  Corefund     Growth    Retirement   Fidelity    Growth
  Balanced     Equity     Growth      Puritan     Equity
    Fund        Fund       Fund        Fund        Fund       Total
-------------------------------------------------------------------


  $ 231,856  $ 771,537   $399,349   $ 392,957  $   7,167  $1,890,647
    169,303    465,201    304,532     315,874     31,568   1,481,594

    261,899    623,024    556,256     571,133    100,846   2,869,954
     93,291    205,158    164,471     179,073     29,035     933,760
   (268,026)  (203,317)  (266,720)    (20,492)   (66,723)         -
    408,453    266,553    270,264     227,773     59,000   2,093,070
--------------------------------------------------------------------
    896,776  2,128,156   1,428,152  1,666,318    160,893   9,269,025
--------------------------------------------------------------------
     12,448     21,610       1,802     38,962          -     766,343
        936      2,155       5,949      6,753        145      21,760
--------------------------------------------------------------------
     13,384     23,765       7,751     45,715        145     788,103
--------------------------------------------------------------------
    883,392  2,104,391   1,420,401  1,620,603    160,748   8,480,922


  1,592,748  3,644,664   2,044,807  2,317,081    263,953  12,790,326
--------------------------------------------------------------------
 $2,476,140 $5,749,055  $3,465,208 $3,937,684  $ 424,701 $21,271,248
====================================================================


ARROW INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS




1
---------------------------------------------------------------------
SIGNIFICANT ACCOUNTING POLICIES

     Basis of accounting:
       The accompanying financial statements have been prepared on the accrual basis of accounting.

     Estimates:
        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Valuation of investments and income recognition:
        CoreStates  Bank, N.A. (subsequently merged with  First  Union
Bank) acts as plan trustee and administers the Plan's assets. The Plan maintains the following eight funds: T. Rowe Price Prime Reserve Fund, T. Rowe Price Balanced Fund, T. Rowe Price Blue Chip Growth Fund, Arrow International, Inc. Stock Fund, Fidelity Retirement Growth Fund, Fidelity Puritan Fund, T. Rowe Price International Stock Fund and a Loan Fund for the commingled investment of employee and company contributions.

        The T. Rowe Price Prime Reserve Fund, T. Rowe Price Balanced Fund, T. Rowe Price Blue Chip Growth Fund, Arrow International, Inc. Stock Fund, Fidelity Retirement Growth Fund, Fidelity Puritan Fund and
T. Rowe Price International Stock Fund are stated at fair value as determined by the bank which holds the investments. The loans receivable in the Loan Fund are stated at their unpaid principal balance which approximates their fair value. The change in the difference between fair value and the cost of investments is reflected in the statements of changes in net assets available for benefits as a component of the net realized and unrealized appreciation (depreciation) in fair value of investments.

        Purchases and sales of securities are recorded on a trade date
basis.   Interest income is recorded on the accrual basis.   Dividends
are recorded on the ex-dividend date.

     Payment of benefits:
       Benefits are recorded when paid.

ARROW INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS




2
---------------------------------------------------------------------
DESCRIPTION OF THE PLAN

     General:
        The Arrow International, Inc. 401(k) Plan (the Plan) is a contributory, defined contribution plan which was adopted effective September 1, 1991 to establish a deferred compensation arrangement under the provisions of Section 401(a) of the Internal Revenue Code (the Code). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is intended to be a qualified plan under Section 401(a) of the Code.

       The 401(k) portion of the Plan is available to all employees of the Company and its U.S. affiliates after completing one year of service following their date of hire and reaching age 21.

     Participant accounts:
        Each participant's account is credited with the participant's share of the Company's match, if any, and of the earnings, expenses, appreciation and depreciation attributable to the participant's and the Company's contributions. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account.

     Summary plan description:
       Additional information about the Plan agreement is contained in the summary plan description. Copies of the summary plan description are available from the Administrative Committee.

     Termination:
       The Company has the right to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

     Forfeitures:
       Forfeitures will be used to reduce Company contributions.

     Vesting:
       A participant becomes 20% vested in the employer's contribution to the Plan after one year of service. Vesting increases 20% each year until the participant is fully vested after five years of credited service.

     Funding policy:
        Participants may contribute up to 10% of their earnings. The Company will match an amount equal to a percentage of the employee contribution as determined for the plan year. The Company can also make discretionary contributions based on the profits of the Company as determined by the Board of Directors. No discretionary contribution was made for the years ended August 31, 1998 and 1997.

     Plan benefits:
        Included in plan benefits at August 31, 1998 are approximately $416,368 of distributions to employees whose division was sold by the Company. All funds were rolled over to qualified plans.

ARROW INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS


3
--------------------------------------------------------------------
INVESTMENTS

      The investments at August 31, 1998 and 1997 as determined by the trustee are summarized as follows:

                                       1998                    1997
                           ------------------------------------------------
                             Cost        Fair Value   Cost      Fair Value
                           ------------------------------------------------

Money market funds:
  Corefund Cash Reserve    $      -     $        -  $2,602,534   $2,602,534*
            Fund
  T. Rowe Price Price
     Reserve Fund            2,522,450   2,522,450*          -           -
                           ------------------------------------------------

                             2,522,450   2,522,450   2,602,534    2,602,534
                           ------------------------------------------------
Balanced funds:
     Corefund Balanced Fund        -          -      2,016,772    2,430,305*
     T. Rowe Price Balanced
        Fund                 3,005,603   2,706,897*          -           -
                           ------------------------------------------------
                             3,005,603   2,706,897   2,016,772    2,430,305
                           ------------------------------------------------

Equity funds:
    Corefund Growth Equity
       Fund                         -          -     4,084,949    5,629,048*
     T. Rowe Price Blue Chip        -          -
     Growth Fund             8,739,861   7,243,898*          -           -
     Fidelity Retirement
     Growth Fund             4,035,768   3,872,942*  2,904,787    3,366,078*
     Fidelity Puritan Fund   3,919,600   4,304,248*  3,271,829    3,828,629*
     Corefund International
          Growth Equity Fund         -           -     381,011      405,292
          T. Rowe Price International
     Stock Fund                717,747     630,516          -            -
                           ------------------------------------------------
                            17,412,976  16,051,604  10,642,576   13,229,047
                           ------------------------------------------------

     Stock fund, Arrow
     International, Inc.     1,894,863   1,622,753*   1,586,955   1,507,913*
                           ------------------------------------------------
     Participant loan fund   1,295,828   1,295,828*     949,218     949,218
                           ------------------------------------------------
                           $26,131,720 $24,199,532  $17,798,055 $20,719,017
                           ================================================

        * Investment represents 5% or more of the Plan's net assets.

ARROW INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS




4
---------------------------------------------------------------------
INCOME TAX STATUS

      The Internal Revenue Service has determined that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code and is, therefore, not subject to federal income tax. As a condition of continued qualification under Section 401(a), the Plan is required to meet the qualification rules in operation. The Administrative Committee is not aware of any circumstances that might adversely affect the Plan's qualified status.


5
----------------------------------------------------------------------
TRANSACTIONS WITH PARTIES-IN-INTEREST

     Fees paid during the year for administrative services rendered by parties-in-interest were based on customary and reasonable rates for such services.


6
----------------------------------------------------------------------
CHANGE IN INVESTMENT OPTIONS

      Effective July 1, 1998, the selection of investment options in the Plan changed from the Corefund Cash Reserve Fund to the T. Rowe
Price  Prime Reserve Fund, the Corefund Balanced Fund to the  T.  Rowe
Price Balanced Fund, the Corefund Growth Equity Fund to the T. Rowe Price Blue Chip Growth Fund and the Corefund International Growth Equity Fund to the T. Rowe Price International Stock Fund. Any contributions made on or after July 1, 1998 were invested in the new investment funds and existing balances at June 30, 1998 were transferred to the new investment funds during July 1998.


7
---------------------------------------------------------------------
SUBSEQUENT EVENT

      Effective September 1, 1998, the Plan changed trustees from CoreStates Bank, N.A. to T. Rowe Price. In addition, eligible employees are permitted to enter the Plan immediately upon employment with the Company.

ARROW INTERNATIONAL, INC. 401 (k) PLAN

LINE 27a -SCHEDULE OF ASSETS HELD FOR INVESTMENTS PURPOSES
EIN: 23-1969991
PN: 004

August 31, 1998

                                              Number Of
        Description                             Shares       Cost    Fair Value
--------------------------------------------------------------------------------
Short-term fund, T. Rowe Price Prime Reserve
    Fund
                                              2,522,450  $2,522,450  $2,522,450*
                                                        ------------------------
Balanced fund, T. Rowe Price Balanced Fund      166,169   3,005,603   2,706,897*
                                                        ------------------------
Equity funds:
  T. Rowe Price Blue Chip Growth Fund           307,466   8,739,861   7,243,898*
  Fidelity Retirement Growth Fund               225,040   4,035,768   3,872,942*
  Fidelity Puritan Fund                         226,301   3,919,600   4,304,248*
  T. Rowe Price International Stock Fund         46,740     717,747     630,516
                                                        ------------------------
                                                         17,412,976  16,051,604

Arrow International, Inc. common stock           59,825   1,894,863   1,622,753*
                                                        ------------------------
Participant loan fund                         1,295,828   1,295,828   1,295,828*
                                                        ------------------------
          Total investments                             $26,131,720 $24,199,532
                                                        ========================

* Represents  5%  or  more  of the  net  assets  available  for benefits.

ARROW INTERNATIONAL, INC. 401 (k) PLAN

LINE 27a -SCHEDULE OF ASSETS HELD FOR INVESTMENTS PURPOSES
EIN: 23-1969991
PN: 004

Year Ended August 31, 1998



                           Total      Total
                         Number Of   Number Of
                         Purchases    Sales     Dollar   Dollar  Cost of   Net
                          Within     Within    Value Of Value Of  Assets  Gain
Description Of Asset     Plan Year  Plan Year Purchases   Sales    Sold  (Loss)
--------------------------------------------------------------------------------

Short-term funds:
  Corefund Cash
     Reserve Fund        426      341 $5,242,720 $7,845,323 $7,845,323 $    -
  T. Rowe Price Prime
     Reserve Fund         11        6  2,681,860    159,410    159,410      -

Balance funds:
  Corefund Balanced
     Fund                 15       14    328,396  3,186,113  2,345,168 840,945
  T. Rowe Price
     Balanced Fund         4        3  3,040,336     34,035     34,734    (699)

Equity funds
  Corefund Growth
     Equity Fund           12      16  1,065,956  8,609,870  5,150,907 3,458,963
  Fidelity Retirement
     Growth Fund           17      13  1,453,293    343,970    322,313    21,657
  Fidleity Puritan Fund    21      10  1,023,576    434,957    375,806    59,151
  T. Rowe Price Blue
     Chip Growth Fund       5       2  8,897,069    151,601    157,209   (5,608)


                              SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                        ARROW INTERNATIONAL, INC.
                                           401(k) PLAN




Date:  February 26, 1999                By:/s/ Frederick J. Hirt
       -----------------                   ----------------------
                                           Frederick J. Hirt
                                           Vice-President, Finance,  CFO
                                           and Treasurer

                           Index to Exhibit
                           ----------------

Exhibit No.
----------


23.1       Consent of Beard & Company, Inc., independent auditors





                             EXHIBIT 23.1

        CONSENT OF BEARD & COMPANY, INC., INDEPENDENT AUDITORS


We  consent  to  the  incorporation by reference in  the  Registration
Statement   (Form   S-8  No.  33-71568)  pertaining   to   the   Arrow
International,  Inc. 401(k) Plan, of the financial statements  of  the
Arrow  International, Inc. 401(k) Plan included in this Annual  Report
(Form 11-K) for the year ended August 31, 1998.




                                          BEARD & COMPANY, INC.





Reading, Pennsylvania
February 23, 1999



